VVIF FUND of FUNDS SERVICE AGREEMENT

         AGREEMENT, made as of this 11th day of November, 2002, between VANGUARD VARIABLE INSURANCE FUND, a Delaware statutory trust (the "Trust"), and THE VANGUARD GROUP, INC., a Pennsylvania corporation ("Vanguard").

         WHEREAS, the Trust is an open-end management investment company registered under the Investment Company Act of 1940;

         WHEREAS, the Trust offers many different portfolios, including Vanguard Variable Insurance Fund-Total Stock Market Index Portfolio (the "Portfolio");

         WHEREAS, the Portfolio employs a "fund of funds" investment strategy by investing in other registered investment companies managed or administered by Vanguard;

         WHEREAS, Vanguard provides management, administrative, transfer agency, dividend disbursing, investment advisory and other services to the Trust and certain other registered investment companies pursuant to a written agreement, which agreement may be amended from time to time, the current version being the Fourth Amended and Restated Funds' Service Agreement, dated June 15, 2001 (the "Funds' Service Agreement");

         WHEREAS, the Trust wishes to retain Vanguard to render to the Portfolio the services described in the preceding paragraph on slightly different terms than provided for in the Funds' Service Agreement, and Vanguard is willing to render such services on those terms; and

         WHEREAS, more than two-thirds of the registered investment companies that are parties to the Funds' Service Agreement have agreed that Vanguard may enter this Agreement with the Portfolio;

         NOW, THEREFORE, in consideration of the premises and mutual promises hereinafter set forth, the parties hereto agree as follows:

         1. In consideration for the services provided to the Portfolio by Vanguard pursuant to the Funds' Service Agreement, Vanguard shall be entitled to receive from the Portfolio the out-of-pocket, incremental costs Vanguard incurs in providing such services.

         2. Notwithstanding anything in the Funds' Service Agreement to the contrary, the Portfolio:

(a) shall not be obligated or permitted to make a capital contribution or to acquire shares of Vanguard pursuant to Part I of the Funds' Service Agreement, except to the extent that the Portfolio's assets are not invested in shares of other Vanguard funds;


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(b)               shall not be allocated, or obligated to pay, any portion of the expenses of Vanguard pursuant to Section 3.2 of the Funds' Service Agreement, except as set forth in Section 1 of this Agreement or as otherwise determined by the Board of Directors of Vanguard pursuant to Section 3.2(A)(4) of the Fund Services' Agreement; and

(c) may have the expenses the Portfolio would otherwise bear pursuant to Section 1 of this Agreement and Section 2.1 of the Funds' Service Agreement reduced or eliminated by the savings that accrue to the benefit of the Vanguard funds by virtue of the operation of the Portfolio.

         3. Except as provided above, the parties agree that the Portfolio shall be subject to all the provisions of the Funds' Service Agreement.


         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed this 11th day of November, 2002

                                            VANGUARD VARIABLE INSURANCE FUND



                      By __________________________________
                      Chairman and Chief Executive Officer


                            THE VANGUARD GROUP, INC.



                      By __________________________________
                      Chairman and Chief Executive Officer